FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the Buenos Aires Stock Exchange / National Securities Commission of Argentina dated May 4, 2011

TRANSLATION

ITEM 1

Buenos Aires, May 4, 2011

To the
Buenos Aires Stock Exchange
National Securities Commission of Argentina

Ref.: Financial Statements as of 03/31/2011

In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Rules, we inform you that the Company’s Board of Directors approved, at its meeting held on May 4, 2011, the financial statements for the three month period ended March 31, 2011. Relevant information to such financials statements of YPF S.A. follows.

Statement of Income (1)

Net income before income tax	2,612
Income tax	(838)
Net income for the Three month period ended March 31, 2011	1.774

Detail of Shareholders’ Equity as of 03/31/2011 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,933
Adjustment to contributions	7,281
Issuance premiums	640
Total Shareholders’ contributions		11,854
Legal reserve		2,243
Deferred earnings		(266)
Reserve for future dividends		596
Unappropriated retained earnings		6,384
Total Shareholders’ Equity		20,811

(1) Amounts in accordance with Argentine GAAP

Subsection o)-Shares owned by the parent group

As of March 31, 2011 the parent group of the company owned 268.358.619 shares, class D and represented 68.23% of the capital stock.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company:

Repsol YPF S.A. with legal domicile established at Paseo de la Castellana 278, 28046 Madrid, Spain.

Sincerely yours.

GUILLERMO REDA Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 5, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer